NO ACT

P.E. 12/24/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14005274

DIVISION OF
CORPORATION FINANCE

February 5, 2014

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-5-14

Re: Verizon Communications Inc.
Incoming letter dated December 24, 2013

Dear Ms. Weber:

This is in response to your letters dated December 24, 2013 and January 27, 2014 concerning the shareholder proposal submitted to Verizon by the International Brotherhood of Electrical Workers Pension Benefit Fund. We also have received a letter on the proponent's behalf dated January 14, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Maureen O'Brien
The Marco Consulting Group
obrien@marcoconsulting.com

February 5, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 24, 2013

The proposal asks the board to adopt a policy that in the event of a change in control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Verizon's 2014 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Tonya Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

January 27, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2014 Annual Meeting
Supplement to Letter Dated December 24, 2013 Related to the Shareholder Proposal of International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

I refer to my letter dated December 24, 2013 (the "December 24 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (the "Proposal") submitted by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"), may be properly omitted pursuant to 14a-8(i)(11) and 14a-8(i)(3) from the proxy materials to be distributed by Verizon in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials").

This letter is in response to the letter to the Staff, dated December 29, 2013 (the "Proponent's Letter"), submitted by the Proponent and supplements the December 24 Letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent concurrently to the Proponent.

The Proponent's Letter Fails to Refute Verizon's Argument that the Proposal Substantially Duplicates the Cohen Proposal

The Proponent's Letter fails to refute the authorities cited by Verizon in the December 24 Letter that support exclusion of the Proposal from Verizon's 2014 proxy materials on the basis that it substantially duplicates a proposal previously received from another shareholder (the "Cohen Proposal"). Without any support or justification,

the Proponent's counsel dismisses the precedent cited in the December 24 Letter[1] as "not relevant in this case based on the Company's summary explanations." In making this claim, the Proponent's counsel seems to be disregarding the standard that has long been used by the Staff (namely, whether the "principal thrust or focus" of the proposals is the same) substituting instead a new standard of her own making (namely, whether there is an "overlap" in the remedy requested by the proposals).

The Proponent's Letter concedes that the Proposal and the Cohen Proposal address a "mutual concern" about "windfall" equity awards, but asserts that they are not substantially duplicative because "the resolutions propose different tactics to address their mutual concern." The Proponent's counsel also points out that "the scope of the Cohen Proposal is not limited to a change in control scenario as is the Proposal." These facts, however, do not change the analysis, as developed in the cited authorities, of whether the proposal are substantially duplicative.

As discussed in Section II.A. of the December 24 Letter, the Staff has consistently taken the position that proposals do not have to be identical in their terms or scope to be excluded under Rule 14a-8(i)(11). Rather, the Staff has considered whether the "principal thrust or focus" of the proposals is the same.[2] As explained in the December 24 Letter, both proposals seek to limit the acceleration of equity awards. Where the Proposal seeks to limit acceleration of equity awards upon a termination following a change in control of the company, the Cohen proposal would operate to limit the acceleration of equity awards upon any termination of employment. Likewise, the proposals in the precedent cited in the December 24 Letter differed as to scope and remedy. In *Abbott Laboratories,* the Staff determined that a proposal to adopt an executive compensation program that capped the amount of executive base salaries, annual bonuses, long-term equity grants and severance payments and permitted equity compensation only in the form of performance-based restricted shares with a retention requirement substantially duplicated a proposal seeking adoption of a policy prohibiting future stock option grants. In that instance the excluded proposal was significantly broader than the first proposal. Nonetheless, the Staff was persuaded that the proposals were substantially duplicative because they both concerned limitations on executive compensation and would prohibit stock option grants. Following similar reasoning, in *Merck* and *Verizon,* the Staff found two proposals to be substantially duplicative even though they proposed significantly different ways of addressing the concern that stock option grants were not performance- based. In both those instances the Staff determined that a proposal requesting that a significant portion of stock

[1] *Verizon Communications Inc.* (February 19, 2007), *Merck & Co., Inc.* (January 10, 2006) and *Abbott Laboratories* (February 4, 2004)

[2] In *Pacific Gas & Electric Company* (February 1, 1993), the Staff specifically referred to the "principal thrust" and "principal focus" of the subject proposals in explaining its analysis under predecessor Rule 14a-8(c)(11).

options have performance-based criteria substantially duplicated a proposal to prohibit stock options altogether. If the Staff were to apply the "overlap in requested remedies" standard manufactured by the proponent's counsel to these precedents, the Staff would have to reverse its previous findings.

Finally, the Proponent's Letter mischaracterizes the Cohen Proposal as a "request for more comprehensive accounting." The implicit goal of the Cohen Proposal is not to receive a more comprehensive accounting of severance benefits, but rather to limit the accelerated vesting of equity awards due to a termination of employment. Since the principal thrust or focus of both the Proposal and the Cohen Proposal is to limit the accelerated vesting of equity awards, Verizon believes that the Proposal may be properly excluded under Rule 14a-8(i)(11).

The Proponent's Letter Fails to Refute Verizon's Argument that the Proposal is Impermissibly Vague and Indefinite

The Proponent claims that the Proposal is not impermissibly vague and indefinite. As explained in the December 24, 2013 letter, it is unclear whether the policy is intended to apply to "any equity award granted to any senior executive" as specified in the first sentence of the resolution or whether it is intended to apply only to "equity awards made under equity plans or plan amendments that shareholders approve after the date of the 2014 annual meeting" as specified in the last sentence of the resolution. The Proponent asserts that any confusion which may be created by these two sentences is eliminated because the second sentence of the Proposal makes clear that the Proposal refers to equity granted under an equity incentive plan as defined in Item 402 of Regulation S-K, and as a result an equity award granted outside of an equity incentive plan, such as an inducement grant, would be outside the scope of the Proposal.

The Proponent's assertion and explanation only proves to illustrate the fatal inconsistency and ambiguity of the Proposal because the Proponent materially misreads the scope of the equity awards that are included in the definition of "equity incentive plan" under Item 402. Item 402(a)(6)(iii) defines an "equity incentive plan" as "an incentive plan or a portion of an incentive plan under which awards are granted that fall within the scope of FASB ASC Topic 718, *Compensation –Stock Compensation*" and defines an "incentive plan" as any ***plan*** providing compensation intended to serve as an incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant's stock price, or any other performance measure." Item 402(a)(6)(ii) defines "plan" to include, without limitation ***"any plan, contract, authorization or arrangement, whether or not set forth in any formal document,***

pursuant to which cash, securities, similar instruments or any property may be received. ***A plan may be applicable to one person.*"** As a result, for purposes of the executive compensation disclosure rules under Item 402, any equity award that falls within the scope of FASB ASC Topic 718 is treated as being made under "equity incentive plan" regardless of whether it was granted under a formal plan document or whether it was made under a one-off arrangement with the executive. It is simply inaccurate to state that an equity grant provided to an executive as an inducement grant would not be considered a grant made under an "equity incentive plan" for purposes of Item 402 merely because it was made pursuant to a standalone contractual agreement that is outside of a company's formal equity incentive plan document. Furthermore, both the New York Stock Exchange and the NASDAQ listing standards permit equity awards to be made under equity compensation plans that have not been approved by shareholders in certain circumstances, and both define equity compensation plans broadly to include equity compensation arrangements, with the NYSE listing standard expressly stating that ***"[e]ven a compensatory grant of options or other equity securities that is not made under a plan is, nonetheless, an "equity-compensation plan" for these purposes.*"**

As a result of this internal consistency, as further exacerbated by the Proponent's response, neither shareholders voting on this Proposal, nor Verizon in implementing this Proposal would be able to determine with any reasonable certainty whether the policy requested by the Proposal should be applied to all equity grants made to senior executives in all circumstances or only those grants made under shareholder-approved equity plans or amendments.

Therefore, for the reasons set forth above and in the December 24, 2013 letter, Verizon believes that the Proposal may properly be omitted from the 2013 proxy materials pursuant to Rule 14a-8(i)(11) and 14a-8(i)(3) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

cc: Maureen O'Brien

THE MARCO
CONSULTING
GROUP

January 14, 2014

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Verizon Communications Inc. by the International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen,

By letter dated December 24, 2013, Verizon Communications Inc. ("Verizon" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Verizon omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Verizon.

The Proposal requests that Verizon adopt a policy that the Company will not automatically accelerate the vesting of equity awards in the event of a change in control, and instead allow equity to vest on a partial or *pro rata* basis.

Verizon claims that it may exclude the Proposal in reliance on Rule 14-8(i)(11) because it substantially duplicates a previously submitted proposal that would be included in its 2014 proxy materials and in reliance on Rule 14a-8(i)(3) because it is false and misleading in violation of Rule 14a-9. The Proponent disputes Verizon's argument for reasons explained below.

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

i. **The Proposal Does Not Substantially Duplicate a Previously Submitted Proposal to be Included in its 2014 Proxy Materials**

Verizon argues in its letter that the Proposal is duplicative of a proposal filed by Jack and Ilene Cohen (the "Cohen proposal"). The Company contends that the thrust of the two proposals are the same because both seek "to limit the accelerated vesting of equity awards" according to page four of the letter. While both the Cohen proposal and the Proposal raise concerns about equity awards, the resolutions propose different tactics to address their mutual concern.

For sake of comparison, two investors with a mutual concern about a board of directors too beholden to a CEO may submit different proposals in an attempt to tackle the same problem. One proposal may suggest the Chairman be independent while another may suggest more diversity in race and gender among directors. These two proposals are distinct and not duplicative of one another.

The Proposal requests the Board **prohibit the acceleration of equity awards** in a change in control and instead allow equity to vest on a *pro rata* basis. Meanwhile, the Cohen proposal requests the Board add equity awards to its calculation of whether a severance or termination benefit exceeds 2.99 times the sum of an executive's base salary plus target short-term bonus and therefore requires **shareholder approval** under Company policy. Note that the scope of the Cohen proposal is not limited to a change in control scenario as is the Proposal.

The examples Verizon provides where the Staff has allowed exclusions of proposals that deal with similar subjects as previously submitted proposals are not relevant in this case based on the Company's summary explanations. The Board cannot limit stock options if they have been eliminated as in *Verizon Communications Inc.* (February 20, 2007), *Merck & Co., Inc.* (January 10, 2006), and *Abbott Laboratories* (February 4, 2004).

In *Siebel Systems, Inc.* (April 15, 2003) and *Constellation Energy Group, Inc.* (February 19, 2004), the companies received proposals with the same request but different terminology. In the first instance, two proposals sought performance-based stock options, although one proposal referred to "performance criteria for options." In the second case, two proposals requested specific types of equity awards. The overlap of the requests is clear in each of these examples.

In contrast, there is no overlap in the requests for more comprehensive accounting (the Cohen proposal) and pro rata vesting (the Proposal). The only overlap is in concern about windfall equity awards. Shareholders may support both, neither or split their votes on the proposals.

ii. The Proposal is Not False or Misleading

Verizon claims the proposal is false and misleading because a phrase in the third sentence is inconsistent with the first sentence. What the Company fails to consider, however, is the second sentence, which defines the term in question and eliminates any confusion.

The first sentence reads as follows: "The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting **of any equity award granted to any senior executive**, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine." (Emphasis supplied.)

The second sentence reads as follows: "For purposes of this Policy, **"equity award" means an award granted under an equity incentive plan** as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders." (Emphasis supplied.)

The third sentence reads as follows: "This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted, and it **shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve** after the date of the 2014 annual meeting. (Emphasis supplied.)

If the first and third sentences are read without the second sentence, then one may legitimately question whether the Proposal addresses **all equity awards** or **only those made under an equity incentive plan.** The second sentence makes clear that the Proposal refers to equity granted pursuant to an equity incentive plan. In terms of shareholder approval, the Securities and Exchange Commission approved new rules from the New York Stock Exchange and the Nasdaq Stock Market on June 30, 2003 that requires shareholder approval for equity compensation plans and material changes.

The Company notes that it may provide equity grants outside of equity incentive plans such as inducement grants but those are outside the scope of the Proposal. The scope of the Proposal is limited to the acceleration of equity awards in a change in control and made pursuant to an equity incentive plan. Therefore, when the resolved clause is read in its entirety it is neither vague nor indefinite.

*****

For the foregoing reasons, the Proponent believes that the relief sought in Verizon's no action letter should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com.

Sincerely,

Maureen O'Brien
Assistant Director, Proxy Services

Cc: Mary Louise Weber
Salvatore Chilia

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

By Email to shareholderproposals@sec.gov

December 24, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2014 Annual Meeting
Shareholder Proposal of the Trust for the International
Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent") from the proxy materials to be distributed by Verizon in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials").

I. Introduction

The Proponent submitted the Proposal on November 15, 2013. A copy of the Proposal and the related correspondence is attached as Exhibit A. The Proposal states,

> ***RESOLVED:*** *The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest*

on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards make under equity plans or plan amendments that shareholders approve after the date of the 2014 annual meeting.

On October 31, 2013, Verizon received a shareholder proposal and supporting statement from Jack and Ilene Cohen (the "Cohen Proposal") for inclusion in the 2014 proxy materials. A copy of the Cohen Proposal and related correspondence is attached as Exhibit B. The Cohen Proposal states,

RESOLVED: *Verizon shareholders urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.*

"Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Such payments include those provided under employment agreements, severance plans and change-in-control clauses in long-term equity plans. Such payments do not include life insurance, pension benefits, or other deferred compensation that is earned and vested prior to termination.

"Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and any equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

On December 23, 2013 Verizon filed a no action request with the Staff requesting that it concur with Verizon's view that the Cohen Proposal may be properly omitted from its 2014 proxy materials under Rule 14a-8(i)(3) because it is false and misleading in violation of Rule 14a-9 (the "Cohen No Action Request"). A copy of the Cohen No Action Request is attached as Exhibit C.

In the event that the Staff is unable to agree that the Cohen Proposal may be excluded from Verizon's 2014 proxy materials, Verizon believes that the Proposal may be properly omitted under Rule 14a-8(i)(11) because it substantially duplicates a previously received proposal (the Cohen Proposal) that would be included in its 2014 proxy materials. In addition, Verizon believes that the Proposal may be properly omitted from its 2014 proxy materials under Rule 14a-8(i)(3) because it is false and misleading in violation of Rule 14a-9. In addition

In accordance with Rule 14a-8(j), I am submitting this letter not less than 80 calendar days before Verizon intends to file its definitive 2014 proxy materials with the Commission and have concurrently sent the Proponent a copy of this correspondence.

II. Bases for Exclusion.

A. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates the Cohen Proposal.

Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In considering whether proposals are substantially duplicative, the Staff has consistently taken the position that proposals do not have to be identical in scope to be excluded under Rule 14a-8(i)(11). Rather, the Staff has considered whether the principal thrust or focus of the proposals is the same.[1] The rationale behind the "principal thrust or focus" concept is that the presence in one proxy statement of multiple proposals that address the same issue in different terms creates the risk that, if the shareholders approve each of the proposals, the board of directors would not be left with a clear expression of shareholder intent on the issue. Thus, while Rule 14a-8(i)(11) protects shareholders from the confusion caused by substantially duplicative proposals, it also protects the board from being placed in a position where it may be

[1] See *Verizon Communications Inc.* (February 26, 2006) (proposal that significant portion of stock option grants be performance based substantially duplicates proposal that at least 75% of long-term equity compensation be performance-based); *American Electric Power Company* (December 22, 1993) (proposal recommending executive compensation ceiling of two times salary of the President of the U. S. substantially duplicates proposal recommending ceiling of 150% of the President's salary); *PG&E Corp.* (January 30, 2004) (proposal urging shareholder approval of executive severance exceeding 2.99 times salary plus bonus substantially duplicates proposal requesting shareholder approval of golden parachutes exceeding 200% of salary plus bonus); *American Power Conversion Corp.* (March 29, 2002) (proposal requesting that board set a goal that at least two-thirds of directors be independent substantially duplicates proposal that a substantial majority of directors be independent, despite differing definitions of independence); and *Metromedia International Group, Inc.* (March 27, 2001) (proposal seeking bylaw amendment granting holders of at least 1.5 million shares the right to call special meeting of shareholders substantially duplicates a previously received precatory proposal urging that each shareholder have the right to call a special meeting).

unable to properly determine the shareholders' will because the terms of such proposals are different, even though the subject matter is the same.[2]

Verizon believes that the Proposal substantially duplicates the Cohen Proposal because both Proposals have the same principal thrust or focus -- namely to limit the accelerated vesting of equity awards. The Cohen Proposal seeks to limit the accelerated vesting of equity awards by requiring that the value of these awards be included in Verizon's severance approval policy. However, unlike the Proposal which would only limit accelerated vesting of equity awards in the event of a change in control of Verizon, the Cohen Proposal would limit accelerated vesting of equity awards in the event of any termination of employment. Moreover, the Cohen Proposal makes no express provision for pro rata vesting of awards. As a result, if the shareholders approve each of these proposals, the Board of Directors would not be left with a clear expression of shareholder intent on the issue of accelerated vesting.

For these reasons and consistent with the Staff's prior interpretations of Rule 14a-8(i)(11), Verizon believes that, if the Staff does not permit exclusion of the Cohen Proposal from Verizon's 2014 proxy Materials, the Proposal may be excluded as substantially duplicative of the Cohen Proposal.

B. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because It is Vague and Indefinite in Violation of Rule 14a-9

1. The Proposal is impermissibly vague and indefinite because it is internally inconsistent and subject to differing interpretations.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate rule 14a-8(i)(3) when "the resolution

---

[2] See e.g. *Verizon Communications Inc.* (February 20, 2007) (proposal that a significant portion of stock options be performance based substantially duplicates a broader prior proposal that Board cease issuing stock options); *Merck & Co., Inc.* (January 10, 2006) (same); *Abbott Laboratories* (February 4, 2004) (proposal urging use of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements substantially duplicates a narrower prior proposal urging prohibition of executive options); *Constellation Energy Group, Inc.* (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); and *Siebel Systems*, Inc.(April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received).

contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals relating to executive compensation matters under Rule14a-8(i)(3) where one or more aspects of the proposal contain ambiguities that cause the proposal to be subject to differing interpretations. See, for example, *Pepsico, Inc.* (January 10, 2013) (proposal to limit accelerated vesting of equity in the event of a change in control was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires) and *Verizon Communications Inc.* (January 27, 2012) (same); *General Electric Company* (January 21, 2011)(proposal requesting the compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires); and *Motorola, Inc.* (January 12, 2011) (proposal asking the compensation committee to take all reasonable steps to adopt a prescribed stock retention policy for executives "including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible" did not sufficiently explain the meaning of "executive pay rights" such that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires).

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it is internally inconsistent and subject to differing interpretations. Verizon acknowledges that in *Walgreen Co.* (October 4, 2012) and *The Wendy's Company* (February 26, 2013) the Staff did not allow exclusion of a similar shareholder proposal under Rule 14a-8(i)(3) on the basis that it was impermissibly vague and indefinite. The Proposal, however, includes an additional qualification not contained in the Walgreens and Wendy's proposal, stipulating that the policy "shall apply only to equity awards made under equity plans or plan amendments that shareholders approve after the date of the 2014 annual meeting." This additional qualification appears to contradict the first sentence of the resolution and thus introduces new questions about the intended scope of the policy.

It is unclear whether the policy is intended to apply to "*any* equity award granted to any senior executive" as specified in the first sentence of the resolution or whether it is intended to apply only to "equity awards made under equity plans or plan amendments that shareholders approve after the date of the 2014 annual meeting" as specified in the last sentence of the resolution. In certain circumstances, Verizon's

Board may choose to grant equity awards to senior executives outside of a shareholder-approved equity plan, such as inducement grants made in connection with hiring a new executive from outside the company or grants made to former employees of entities that have been acquired by the company. Both the New York Stock Exchange and the NASDAQ listing standards permit equity grants to be made to senior executives outside of shareholder approved equity plans in these circumstances. It is not clear whether or not the Proposal intends to limit accelerated vesting of awards made under these circumstances. As a result of this internal inconsistency, neither shareholders voting on the Proposal, nor Verizon in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty whether the policy requested by the Proposal should be applied to all equity grants made to senior executives in all circumstances or only those grants made under shareholder-approved equity plans or amendments.

For the foregoing reasons, Verizon respectfully submits that the Proposal is impermissibly vague and misleading and may be excluded under Rule 14a-8(i)(3).

III. Conclusion

Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2014 proxy materials pursuant to (1) Rule 14a-8(i)(3) because it is false and misleading in violation of Rule 14a-9 or (2) if the Cohen Proposal is to be included in Verizon's 2014 proxy material, Rule 14a-8(i)(11) because it substantially duplicates a previously received proposal.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com and to the proponent at Jim_Voye@IBEW.org.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Salvatore Chilia

Exhibit A

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS',
PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

November 15, 2013

VIA FACSIMILE (908) 766-3813 AND OVERNIGHT MAIL

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, NY 10007

Dear Sir or Madam:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Verizon Communications ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2014.

The proposal relates to a **"Prohibition on Accelerated Vesting of Equity Awards"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Verizon Communications' common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2014 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Salvatore J. Chilia
Trustee

SJC:daw
Enclosure

RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2014 annual meeting.

SUPPORTING STATEMENT

Verizon ("Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at Verizon may permit windfall awards that have nothing to do with a senior executive's performance.

According to last year's proxy statement, a change in control and termination without cause on the last business day of 2012 could have accelerated the vesting of $68 million worth of long-term equity to the Company's five senior executives, including $34 million to the Chairman and Chief Executive Officer
Lowell C. McAdam.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one third of the largest 200 companies now pro rate, forfeit, or only partially vest performance shares upon a change of control.

We urge you to vote FOR this proposal.

Exhibit B

Jack K. & Ilene Cohen

FISMA & OMB Memorandum M-07-16

October 31, 2013

Mr. William L. Horton, Jr.
Senior Vice President, Deputy General Counsel
and Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Mr. Horton:

We hereby resubmit the attached stockholder proposal for inclusion in the Company's next proxy statement, as permitted under Securities and Exchange Commission Rule 14a-8. I intend to present this proposal at the Company's 2014 Annual Meeting.

My resolution, attached to this letter, asks our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. Unlike Verizon's current policy, the proposal defines the "total value" of "severance or termination payments" to include "any equity awards if vesting is accelerated, or a performance condition waived, due to termination."

My spouse and I have continuously held the requisite number of shares of common stock for more than one year. We intend to maintain this ownership position through the date of the 2014 Annual Meeting. I will introduce and speak for the resolution. Proof of my continued ownership of Verizon stock valued at more than $2,000 is available on request.

Thank you in advance for including my proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me.

Sincerely yours,

Jack K. Cohen

Enclosure: Shareholder Proposal (2 pages)

Shareholder Ratification of Executive Severance Packages

Jack K. & Ilene Cohen, ***FISMA & OMB Memorandum M-07-16*** who own 692 shares of the Company's common stock, hereby notify the Company that they intend to introduce the following resolution at the 2014 Annual Meeting for action by the stockholders:

RESOLVED: Verizon shareholders urge the Board to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Such payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans. Such payments do not include life insurance, pension benefits, or other deferred compensation that is earned and vested prior to termination.

"Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

SUPPORTING STATEMENT

While we support generous performance-based pay, we believe that requiring shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target bonus is prudent and better aligns compensation with shareholder interests.

According to the 2013 Proxy Statement (page 63), if CEO McAdam is terminated without cause, whether or not there is a change in control, he could receive an estimated $34.3 million in termination payments, more than 7.5 times his 2012 base salary plus short-term bonus. He would receive a similar payout ($34.3 million) for termination due to disability or death.

Likewise, CFO Shammo and Executive Vice President Mead would receive an estimated $8.9 and $9.8 million, respectively – over 6 times their 2012 base salary plus target bonus (page 63).

These estimated termination payments are in addition to compensation that is earned prior to termination, including pension and nonqualified deferred compensation plans, that pay out millions more.

The majority of termination payments result from the accelerated vesting of outstanding Performance Stock Units (PSUs) and Restricted Stock Units (RSUs).

If a senior executive terminates within 12 months after a "change in control," all outstanding PSUs immediately "vest at target level" (Proxy, page 62). Had the executive not terminated, the PSUs would not vest until the end of the performance period (up to 3 years later) – and could potentially have been worthless if performance or tenure conditions were not satisfied.

This practice effectively waives performance conditions that justify Verizon's annual grants of "performance-based" restricted stock, in our view.

Years ago Verizon's Board adopted a policy requiring shareholder approval of severance agreements with a "cash value" exceeding 2.99 times base salary plus bonus, but excluding equity awards.

The policy should be updated to include the full cost of termination payments, including the estimated value of accelerated vesting of RSUs and PSUs.

Please VOTE FOR this proposal.

##

Exhibit C

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 23, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2014 Annual Meeting
Shareholder Proposal of Jack and Ilene Cohen

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Jack and Ilene Cohen (collectively, the "Proponent") from the proxy materials to be distributed by Verizon in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials").

In accordance with Rule 14a-8(j), I am submitting this letter not less than 80 calendar days before Verizon intends to file its definitive 2014 proxy materials with the Commission and have concurrently sent the Proponent a copy of this correspondence.

I. Introduction

The Proposal, a copy of which is attached as Exhibit A, seeks shareholder approval of executive severance benefits. It is similar to, but not the same as, a proposal sponsored by the Proponent that was included in Verizon's 2013 proxy materials (the "2013 Proposal"). A copy of the 2013 Proposal is attached as Exhibit B. Set forth below is the resolution contained in the Proposal, marked to show the additions (in bold) and deletions (crossed out) from the 2013 Proposal.

RESOLVED: Verizon shareholders urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value

exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Such payments include those provided under employment agreements, severance plans and change-in-control clauses in long-term equity plans ~~or other compensation plans, and agreements renewing, modifying or extending any such agreement or plan.~~ ***Such payments do not include life insurance, pension benefits, or other deferred compensation that is earned and vested prior to termination.***

"Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; ~~post-employment~~ perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and any equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

Verizon believes that the Proposal may be properly excluded from its 2014 proxy materials under Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9. Verizon acknowledges that the Staff denied its request to exclude the 2013 Proposal from its 2013 proxy materials on this basis,[1] but respectfully submits that the change in wording of the Proposal from the 2013 Proposal raises new concerns that the Proposal is inherently false and misleading.

As noted by the Proponent in the supporting statement, Verizon has a long-standing policy requiring shareholder approval of any agreement with an executive officer that provides severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus non-equity incentive plan payment. The 2013 Proposal requested an expansion of this policy to cover *any* compensation paid out on termination, raising questions about whether compensation that is earned during employment but only paid upon termination would be captured by the policy. The revised language of the Proposal clarifies that the only change it would make to Verizon's existing policy is the inclusion of equity awards with accelerated vesting due to termination. The Proposal expressly states that it does not seek to capture life insurance proceeds, pension benefits or other deferred compensation payments under the policy.

[1] *Verizon Communications Inc.* (January 18, 2013)

On its face the Proposal's request to include the estimated value of accelerated vesting of equity awards in Verizon's severance approval policy appears to be a straightforward and discrete change. However, the mechanics of implementing such a change and the effects that it may have on Verizon's overall executive compensation program are far more complex than the Proposal suggests. As explained below, it appears that implementation of the Proposal would require the Board's Human Resources Committee to alternatively (1) provide for the forfeiture of outstanding equity awards upon an executive's termination for any reason, (2) redesign the executive compensation program to reduce the role of performance-based equity in an executive's total annual compensation opportunity, or (3) provide shareholders with the opportunity to cast a binding vote on every senior executive's severance benefits on an annual basis. As a result, any actions taken by Verizon to implement the Proposal could be significantly different and more far-reaching from those envisioned by shareholders voting on the Proposal.

II. Analysis

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals relating to executive compensation matters under rule14a-8(i)(3) when such proposals failed to define critical terms or otherwise provide guidance necessary to implement them. See, for example, *Pepsico, Inc.* (January 10, 2013) (proposal to limit accelerated vesting of equity in the event of a change in control was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Verizon Communications Inc.* (January 27, 2012) (same); *General Electric Company* (January 21, 2011)(proposal requesting the compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires); and *Motorola, Inc.* (January 12, 2011) (proposal asking the compensation committee to take all reasonable steps to adopt a prescribed stock retention policy for executives "including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible" did not sufficiently explain the meaning of "executive pay

rights" such that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires).

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it fails to define key terms or otherwise provide guidance on how the Proposal would be implemented if approved by shareholders and adopted by Verizon's Board of Directors. The Proposal seeks to limit the severance benefits paid to a senior executive due to his or her termination from the company by means of a shareholder approval policy. Its implicit goal is not to provide shareholders with a vote on every severance benefit or package approved by the Board's Human Resources Committee, but rather to incent the Committee to limit the amount of executive severance benefits so that a shareholder vote is not required. Most shareholders voting on the Proposal wouldn't expect that it would actually result in an annual, binding shareholder vote on executive severance benefits, but given the substantial role of variable-based pay in the form of equity in Verizon's annual executive compensation program, that is a distinct possibility.

As discussed in the Compensation Discussion and Analysis section of Verizon's 2013 proxy statement, the total annual compensation opportunity for each named executive officer is primarily composed of three elements: (1) a fixed base salary representing approximately 10% of the executive's total compensation opportunity, (2) a target short-term incentive opportunity that is established as a percentage of the executive's base salary and represents approximately 15% to 25% of the executive's total compensation opportunity, and (3) an equity award of Restricted Stock Units (RSUs) and Performance Stock Units (PSUs), the value of which constitutes 65% to 75% of the executives' total annual compensation.[2] Verizon has eliminated employment and severance agreements for its executives. Instead, each named executive officer, other than the Chief Executive Officer, is eligible to participate in the Senior Manager Severance Plan, which provides for a cash payment upon severance ranging between .75 and two times the participant's base salary and target short-term incentive opportunity.

The Proposal is inherently defective because its definition of "Total Value" is vague and indefinite. The definition of "Total Value" is critical to the operation of the proposed policy, because it is the mechanism that determines whether shareholder approval is required. The

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[2] With respect to respect to the equity grants, Verizon's Long-Term Incentive Plan, approved by shareholders at the 2013 Annual Meeting of Shareholders, provides for "double trigger" vesting of equity awards issued under the Plan. If, in the 12 months following a change in control of Verizon, a participant's employment is involuntarily terminated without cause, all then unvested RSUs will vest and be paid on the regularly scheduled payment date after the end of the applicable performance period and all then unvested PSUs will vest at target level performance and be paid on the regularly scheduled payment date. In the event of all other qualifying terminations (involuntary termination without cause, death, disability or qualifying retirement), all then unvested RSUs will vest and be paid on the regularly scheduled payment date and all then unvested PSUs will vest and be paid on the regularly scheduled payment date, but only to the extent that the applicable performance criteria for the award are achieved at the end of the applicable performance period.

Proposal provides no guidance on how to estimate the value of new and outstanding equity awards for purposes of computing "Total Value." Shareholders may assume that the Human Resources Committee will use the same method to estimate the value of the equity awards as it uses to report the estimated value of the awards for the "Grants of Plan Based Awards" table and the "Outstanding Equity Awards at Fiscal Year-End" table in the proxy statement for the annual meeting. Under this method, the value of the current year award is based on the closing stock price on the grant date and the value of the prior-year awards is based on the closing stock price as of the last day of the previous fiscal year and the level of achievement of the performance goals based on the previous year's performance[3]. However, one could argue that this method is not appropriate for purposes of estimating the value of the equity awards under the policy because it effectively penalizes rather than rewards achievement of stock price appreciation and performance goals. As the value of outstanding awards increases, the Committee's ability to make new awards within the limits of the policy is diminished. Accordingly, the Committee may deem it more appropriate to estimate the value of the equity package based on the stock price on the date of grant of each award at its threshold value or target value. This will result in a disparity between the values of the equity awards reported in the proxy statement and the value of these awards used to compute "Total Value" and, if necessary, presented to shareholders for approval.

The method used to value equity grants could be dispositive in the determination as to whether shareholder approval of an executive's severance "package" is required. Assume, for example, that Verizon's CEO has a base salary of $1,000,000 and a target short-term incentive award of $2,500,000. On March 1 of each year the Human Resources Committee grants him an annual equity award of 100,000 stock units (40,000 RSUs and 60,000 PSUs) that vest at the end of a three period. The CEO does not participate in Verizon's Senior Manager Severance Plan and therefore is not entitled to any cash severance payment upon termination. Had the proposed policy been in place in 2013, the CEO's equity awards would have constituted the lion's share of his 2013 "severance package." Depending on whether the awards were valued based on grant date value or the value determined in accordance with the "Outstanding Equity Awards at Fiscal Year-End" table, which awards were so valued and the stock prices applied to each award, the awards could be considered to have values from approximately $12.1 million to approximately $18.5 million, which is approximately 34% higher.[4] This potential range is indicative of only a few of the alternative methods of estimating the value of equity awards, but it is enough to see the dramatically different estimations that result from different assumptions that are perfectly reasonable and justifiable.

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[3] Instruction 3 to Item 402(f)(2) provides, in pertinent part that the reported payout value "shall be based on achieving threshold performance goals, except that if the previous year's performance has exceeded the threshold, the disclosure shall be based on the next higher performance measure (target or maximum) that exceeds the previous fiscal year's performance."

[4] The "package" would have consisted of awards for the 2011-2013 performance cycle, 2012-2014 performance cycle and 2013-2015 performance cycle. The closing price of Verizon's common stock was $36.02 on the March 1, 2011 grant date of the award for the 2011-2013 performance cycle, $38.43 on the March 1, 2012 grant date of the award for the 2012-2014 performance cycle, $46.72 on the March 1, 2013 grant date of the award for the 2013-2015 performance cycle and $43.27 on December 31, 2012. Amounts do not included accrued dividends.

Another ambiguity presented by the Proposal is *which* severance benefits would be included in the "package" subject to shareholder approval under the policy. The Proposal is internally inconsistent and vague on this point. The resolution refers to approval of each "new or renewed compensation package," but the examples cited in the supporting statement relate solely to estimated equity payouts and do not mention the cash severance payments under the Senior Manager Severance Plan. Shareholders voting on the Proposal may expect that the package presented for shareholder approval would include all of these payments (i.e., approval of the "Total Value"). However, when the package includes equity awards, it may make more sense to request approval of the awards made since the last approval. An equity award that is subject to shareholder approval is not deemed to be granted for accounting purposes until the approval has been obtained. If all of the severance benefits are put to a vote as a single "package" and the package is not approved, there is no way to ascertain whether shareholders intended to reject the new equity award of another payment included in the "package." Likewise, it doesn't make sense to put the same equity award up for a shareholder vote each year during its three year cycle. What happens if the package that includes the award is approved in each of the first two years of the performance cycle but fails in the final year? Even though the award would be nearly "earned" at that point, would the policy require that it be subject to forfeiture?

It appears that implementation of the Proposal would require the Board's Human Resources Committee to alternatively (1) provide for the forfeiture of outstanding equity awards upon an executive's termination for any reason, (2) redesign the executive compensation program to reduce the role of performance-based equity in an executive's total annual compensation opportunity, or (3) provide shareholders with the opportunity to cast a binding vote on every senior executive's severance benefits on an annual basis. Shareholders voting on the Proposal cannot be expected to understand or anticipate these far-reaching implications. Accordingly, Verizon believes that the Proposal, when applied to Verizon, is false and misleading in violation of Rule 14a-9.

III. Conclusion.

As a result of the deficiencies described above, Verizon believes that the Proposal may be excluded under rule 14a-8(i)(3) because neither the shareholders voting on the Proposal, nor the Board of Directors in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by the shareholders voting on the Proposal. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2014 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber
Assistant General Counsel

Enclosures

Cc: Jack & Ilene Cohen